UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 3)*

                                 SYNTELLECT INC.
                                 ---------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                  87161-L-10-5
                                  ------------
                                 (CUSIP Number)

                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                          450 SEVENTH AVENUE, SUITE 509
                            NEW YORK, NEW YORK 10123
                                 (212) 760-0330
                           ATTENTION: MR. NELSON OBUS
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 5, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 11 Pages)


--------------------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87161-L-10-5              13D/A                     Page 2 of 11 Pages
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1.    NAMES OF REPORTING PERSONS:  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
      I.R.S. IDENTIFICATION N0S. OF ABOVE PERSONS (ENTITIES ONLY): 13-3688497
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)      [ ]

                                                                 (b)      [X]
--------------------------------------------------------------------------------

3.    SEC USE ONLY
--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
      [  ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   38,000 (See Item 5)
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        -0- (See Item 5)
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            38,000 (See Item 5)
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,000 (SEE ITEM 5)
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [   ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.3% (SEE ITEM 5)
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5              13D/A                     Page 3 of 11 Pages
--------------------------------------------------------------------------------


1. NAMES OF REPORTING PERSONS: WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): NOT APPLICABLE
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------

3.    SEC USE ONLY
--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2 (d) OR 2 (e)
      [   ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      CAYMAN ISLANDS
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   518,300 (See Item 5)
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        -0- (See Item 5)
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            518,300 (See Item 5)
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      518,300 (SEE ITEM 5)
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [   ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.6% (SEE ITEM 5)
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5              13D/A                     Page 4 of 11 Pages
--------------------------------------------------------------------------------


1. NAMES OF REPORTING PERSONS: WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3953291
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------

3.    SEC USE ONLY
--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
      WC  (SEE ITEM 3)
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
      [  ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   44,500 (See Item 5)
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        -0- (See Item 5)
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            44,500 (See Item 5)
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            -0- (See Item 5)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      44,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [   ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 87161-L-10-5              13D/A                     Page 5 of 11 Pages
--------------------------------------------------------------------------------


1.    NAMES OF REPORTING PERSONS: WYNNEFIELD CAPITAL MANAGEMENT L.L.C.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-4018186
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------

3.    SEC USE ONLY
--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
      AF  (SEE ITEM 3)
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
      [   ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      NEW YORK
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   82,500 (See Item 5)
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        -0- (See Item 5)
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            82,500 (See Item 5)
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      82,500 (SEE ITEM 5)
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [   ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.7% (SEE ITEM 5)
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 87161-L-10-5              13D/A                     Page 6 of 11 Pages
--------------------------------------------------------------------------------


1.    NAMES OF REPORTING PERSONS: WYNNEFIELD CAPITAL, INC.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not
      Applicable
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------

3.    SEC USE ONLY
--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
      AF (SEE ITEM 3)
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
      [  ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      CAYMAN ISLANDS
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER

NUMBER OF                                   518,300 (See Item 5)
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        -0- (See Item 5)
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH
                                            518,300 (See Item 5)
                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            -0- (See Item 5)
--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      518,300 (SEE ITEM 5)
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [   ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.6% (SEE ITEM 5)
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5              13D/A                     Page 7 of 11 Pages
--------------------------------------------------------------------------------


     This Amendment No. 3 (the "Amendment") amends the initial Statement of Beneficial Ownership on Schedule 13D, as heretofore amended by Amendment No. 1 and Amendment No. 2 thereto, filed with the Securities and Exchange Commission on September 7, 2001, April 26, 2002 and July 2, 2002, respectively (together, the "Schedule 13D"), by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Offshore Fund, Ltd., Wynnefield Capital Management, LLC and Wynnefield Capital, Inc. (collectively, the "Wynnefield Group"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Syntellect Inc., a Delaware corporation with its principal executive offices located at 16610 North Black Canyon Road, Suite 100, Phoenix, Arizona 85053 (the "Company"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 3 is hereby amended and restated in its entirety as follows:

     As of the date of this Amendment, the Wynnefield Group beneficially owned in the aggregate 600,800 shares of Common Stock, constituting approximately 5.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,369,152 shares outstanding on August 14, 2002, as set forth in the Company's quarterly report on Form 10-Q filed with the Commission on August 14,
2002).

     The following table sets forth the source and amount of funds required to purchase the shares of Common Stock beneficially owned by the Reporting Persons:

         REPORTING PERSON        AMOUNT                 SOURCE
         ----------------        ------                 ------

         WF Partners             $118,639      Working Capital of WF Partners
         WF Partners-I           $138,945      Working Capital of WF Partners-I
         WF Fund                 $394,863      Working Capital of WF Fund
         -----------------------------------------------------------------------
         Total                   $652,447

     ITEM 4. PURPOSE OF TRANSACTION.

     The response to Item 4 is hereby supplemented by adding the following:

     On November 5, 2002, the Wynnefield Group entered into a Tender and Voting Agreement with Enghouse Systems Limited, an Ontario corporation ("Enghouse"), the Company and certain other holders of the Company's Common Stock (the "Voting Agreement"), whereby the Wynnefield Group agreed, among other things, to tender to Enghouse all shares of Common Stock then held by the Wynnefield Group in accordance with the terms of a tender offer for all the outstanding shares of the Company's Common Stock at a cash price of no less than $.72 per share (the "Offer"), to be followed by a merger of a subsidiary of Enghouse with and into the Company, the terms of which are governed by a merger agreement (the "Merger"), and to vote all shares of Common Stock then held by the Wynnefield Group in favor of the transactions contemplated by the Merger. The Wynnefield Group also agreed to grant to Enghouse an irrevocable proxy with respect to the voting of the shares of Common Stock held by the Wynnefield Group for the matters covered by the Voting Agreement, including voting for the Merger, approving the transactions contemplated by the Merger and voting against any proposal or transaction that could reasonably be expected to impede the transactions contemplated by the Merger. The Voting Agreement may be terminated by any party at or after the close of business on December 1, 2002, provided that if the agreement governing the terms of the merger is executed prior to such time, the Voting Agreement will terminate upon the termination of the

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CUSIP No. 87161-L-10-5              13D/A                     Page 8 of 11 Pages
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agreement governing the terms of the merger in accordance with its terms or the consummation of the Merger.

     The foregoing summary of certain terms of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement. A copy of the Voting Agreement is filed hereto as Exhibit 99.3 to this Amendment and is hereby incorporated herein by reference in its entirety.

     ITEM 5. INTERESTS IN SECURITIES OF THE COMPANY.

     The response to Item 5 is hereby amended and restated in its entirety as follows:

     (A) - (C) As of November 11, 2002, the Wynnefield Group beneficially owned in the aggregate 600,800 shares of Common Stock, constituting approximately 5.3% of the outstanding shares of Common Stock. The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                           APPROXIMATE
                                     NUMBER OF             PERCENTAGE OF
              NAME                   SHARES                OUTSTANDING SHARES
              ----                   ------                ------------------
              WF Partners            38,000                0.3 %
              WF Partners-I          44,500                0.4 %
              WF Fund                518,300               4.6 %


     WF LLC is the sole general partner of WF Partners and WF Partners-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WF Partners and WF Partners-I beneficially own. WF LLC, as the sole general partner of WF Partners and WF Partners-I, has the sole power to direct the voting and disposition of the shares of Common Stock that WF Partners and WF Partners-I beneficially own.

     WF Capital is the sole investment manager of WF Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WF Fund beneficially owns. WF Capital, as the sole investment manager of WF Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that WF Fund beneficially owns.

     Messrs. Obus and Landes are the co-managing members of WF LLC and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WF LLC may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WF Capital, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WF Capital may be deemed to beneficially own.

     To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including

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CUSIP No. 87161-L-10-5              13D/A                     Page 9 of 11 Pages
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shares that may be held in discretionary or advisory accounts with the
Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

     Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 600,800 shares of Common Stock, constituting approximately 5.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,369,152 shares outstanding on August 14, 2002, as set forth in the Company's quarterly report on Form 10-Q filed with the Commission on August 14, 2002).

     The filing of the Schedule 13D, this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     The response to Item 6 is hereby amended and restated in its entirety, as follows:

     Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of September 4, 2001 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file the Schedule 13D and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing Agreement was filed as Exhibit 1 to the Wynnefield Group's filing on the
Schedule 13D and is incorporated in this response to Item 6 in its entirety.

     Except for the agreements described above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 7 is hereby amended and supplemented to add the following exhibit:

     Exhibit 99.3 Tender and Voting Agreement, among the members of the Wynnefield Group, Enghouse Systems Limited and Syntellect, Inc., dated November 5, 2002.

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CUSIP No. 87161-L-10-5              13D/A                    Page 10 of 11 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 11, 2002

                                      WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                      By:    Wynnefield Capital Management, LLC,
                                             General Partner

                                      By:    /s/ Nelson Obus
                                             -----------------------------------
                                             Nelson Obus, Co-Managing Member

                                      WYNNEFIELD PARTNERS SMALL CAP VALUE,
                                      L.P. I

                                      By:    Wynnefield Capital Management, LLC,
                                             General Partner

                                      By:    /s/ Nelson Obus
                                             -----------------------------------
                                             Nelson Obus, Co-Managing Member

                                      WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND,
                                      LTD.

                                      By:    Wynnefield Capital, Inc.

                                      By:    /s/ Nelson Obus
                                             -----------------------------------
                                                 Nelson Obus, President

                                      WYNNEFIELD CAPITAL MANAGEMENT, L.L.C.


                                      By:    /s/ Nelson Obus
                                             -----------------------------------
                                              Nelson Obus, Co-Managing Member

                                      WYNNEFIELD CAPITAL, INC.


                                      By:    /s/ Nelson Obus
                                             -----------------------------------
                                              Nelson Obus, President

                                  EXHIBIT INDEX

                                                                      Page No.

Exhibit 99.3    Tender and Voting Agreement, among the members           12
                of the Wynnefield Group, Enghouse Systems
                Limited and Syntellect, Inc., dated
                November 5, 2002.